DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	June 30,	December 31,
	2025	2024
	$	$
Assets
Current assets:
Cash and cash equivalents	64,575	92,540
Trade and other receivables (Note 4)	48,761	45,566
Income taxes receivable	340	36
Prepaids and deposits	11,300	8,604
Net investment in finance lease	6	43
Contract costs, net	11,052	7,452
	136,034	154,241
Non-current assets:
Contract costs, net	12,810	12,606
Deferred tax asset	3,175	5,207
Right-of-use assets, net (Note 5)	1,143	1,131
Property and equipment, net (Note 6)	2,188	2,003
Intangible assets, net (Note 7)	1,371	1,671
Goodwill (Note 8)	14,511	13,854
	171,232	190,713
Liabilities
Current liabilities:
Trade and other payables	39,464	34,861
Automatic share repurchase plan liability (Note 10)	5,025	18,297
Income taxes payable	849	343
Deferred revenue	83,148	72,922
Provisions	992	—
Lease obligations (Note 5)	1,009	1,341
Acquisition holdback payables	603	838
	131,090	128,602
Non-current liabilities:
Deferred revenue	1,045	794
Lease obligations (Note 5)	365	154
Employee benefit obligations	3,608	3,373
Deferred tax liability	440	29
	136,548	132,952
Shareholders’ equity
Share capital (Note 10)	243,715	253,295
Contributed surplus	18,864	19,109
Accumulated other comprehensive loss	(8,112)	(9,275)
Deficit	(219,783)	(205,368)
Total equity	34,684	57,761
	171,232	190,713
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Revenue (Note 13)	60,732	53,054	118,028	104,457
Cost of revenue (Note 14)	11,584	10,257	22,979	20,183
Gross profit	49,148	42,797	95,049	84,274

Operating expenses
General and administrative	8,394	8,176	17,119	16,331
Sales and marketing	20,393	16,895	40,748	33,328
Research and development	12,699	10,766	26,102	21,178
Share-based compensation (Note 11)	1,733	1,923	2,522	3,855
Foreign exchange loss (gain)	942	(310)	1,065	(810)
Depreciation and amortization (Note 5, 6 and 7)	847	824	1,645	1,642
	45,008	38,274	89,201	75,524
Operating income	4,140	4,523	5,848	8,750

Finance income, net (Note 9)	(542)	(671)	(1,190)	(1,216)
Other income, net	(1)	(14)	(2)	(15)
Income before income taxes	4,683	5,208	7,040	9,981

Income tax expense	1,607	510	2,490	114

Net income	3,076	4,698	4,550	9,867

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(1,171)	447	(1,163)	1,344

Comprehensive income	4,247	4,251	5,713	8,523

Earnings per share - basic (Note 12)	0.10	0.15	0.15	0.33
Earnings per share - diluted (Note 12)	0.10	0.15	0.15	0.32
Weighted average number of common shares outstanding - basic (Note 12)	29,559,316	30,350,110	29,909,311	30,334,858
Weighted average number of common shares outstanding - diluted (Note 12)	30,227,581	31,059,307	30,559,452	31,051,667
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 11)	13,871	422	(132)	—	—	290
Share-based compensation (Note 11)	—	—	3,855	—	—	3,855
Share issuance under employee share purchase plan (Note 10 and 11)	6,647	310	(47)	—	—	263
Release of restricted share units (Note 10 and 11)	38,773	1,466	(1,466)	—	—	—
Release of shares in escrow related to business combination (Note 10)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 10)	(138,186)	(1,076)	—	—	(4,042)	(5,118)
Change in share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	(17,727)	(17,727)
Excess tax benefit on stock compensation	—	—	1,653	—	—	1,653
Comprehensive (loss) income	—	—	—	(1,344)	9,867	8,523
Balance, June 30, 2024	30,234,989	248,948	17,493	(7,290)	(216,691)	42,460

Balance, December 31, 2024	30,255,955	253,295	19,109	(9,275)	(205,368)	57,761
Exercise of stock options (Note 10 and 11)	15,339	459	(145)	—	—	314
Share-based compensation (Note 11)	—	—	2,522	—	—	2,522
Share issuance under employee share purchase plan (Note 10 and 11)	6,529	283	(47)	—	—	236
Release of restricted share units (Note 10 and 11)	32,101	1,315	(1,315)	—	—	—
Release of shares in escrow related to business combination (Note 10)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 10)	(1,529,256)	(11,967)	—	—	(32,474)	(44,441)
Change in share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	13,509	13,509
Excess tax benefit on stock compensation	—	—	(930)	—	—	(930)
Comprehensive (loss) income	—	—	—	1,163	4,550	5,713
Balance, June 30, 2025	28,789,396	243,715	18,864	(8,112)	(219,783)	34,684
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Six months ended June 30,
	2025	2024
	$	$
Cash flows from operating activities
Net income	4,550	9,867
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,645	1,642
Share-based compensation	2,522	3,855
Loss on disposal of asset	4	(10)
Unrealized foreign exchange loss (gain)	1,430	(1,620)
Income tax expense	2,490	114
Finance income, net	(1,190)	(1,216)
Changes in non-cash working capital items:
Trade and other receivables	(1,264)	(723)
Prepaids and deposits	(2,109)	(3,004)
Contract costs, net	(2,894)	(2,384)
Trade and other payables	2,389	2,731
Employee benefit obligations	(189)	283
Deferred revenue	8,090	5,673
Income taxes paid	(1,285)	(21)
Cash from operating activities	14,189	15,187

Cash flows used in investing activities
Purchase of property and equipment	(586)	(487)
Payments related to acquisitions	(256)	(250)
Cash used in investing activities	(842)	(737)

Cash flows used in financing activities
Payments received on net investment in finance lease	37	44
Repayment of lease obligations	(954)	(949)
Interest received	1,207	1,155
Proceeds from exercise of stock options	314	290
Proceeds from share issuance under employee share purchase plan	236	263
Shares repurchased for cancellation	(43,615)	(5,081)
Cash used in financing activities	(42,775)	(4,278)

Net change in cash and cash equivalents during the period	(29,428)	10,172
Effect of foreign exchange on cash and cash equivalents	1,463	(38)
Cash and cash equivalents, beginning of the period	92,540	71,950
Cash and cash equivalents, end of the period	64,575	82,084

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Business Corporations Act (Ontario) and is domiciled in Ontario, Canada. Effective August 1, 2025, the Company’s head office is located at Suite 1200, 55 York Street, Toronto, Canada, M5J 1R7.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following material subsidiaries:

Entity name	Country	Ownership percentage June 30, 2025	Ownership percentage December 31, 2024
		%	%
Docebo S.P.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	United Arab Emirates	100	100
Docebo UK Limited	England and Wales	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 7, 2025.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.

4	Trade and other receivables

The Company’s trade and other receivables as at June 30, 2025 and December 31, 2024 include the following:

	2025	2024
	$	$
Trade receivables	39,822	39,265
Accrued revenues	5,164	3,962
Tax credits receivable	3,540	1,651
Interest receivable	40	213
Other receivables	195	475
	48,761	45,566

Included in trade receivables is a provision for expected credit losses of $1,048 as at June 30, 2025 and $1,085 as at December 31, 2024.

5	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2024	5,881	163	6,044
Additions	677	—	677
Effects of foreign exchange	472	20	492
Balance – June 30, 2025	7,030	183	7,213

Accumulated amortization
Balance – December 31, 2024	4,776	137	4,913
Amortization	724	4	728
Effects of foreign exchange	403	26	429
Balance – June 30, 2025	5,903	167	6,070

Carrying value
Net balance – December 31, 2024	1,105	26	1,131
Net balance – June 30, 2025	1,127	16	1,143

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2025
$
Balance – January 1	1,495
Additions	677
Interest accretion	41
Lease repayments	(954)
Effects of foreign exchange	115
Balance – June 30	1,374

Current	1,009
Non-current	365
1,374

Expenses incurred for the three and six months ended June 30, 2025 relating to short-term leases and leases of low-value assets were $15 and $27, respectively (2024 - $31 and $54).

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Construction in-progress	Total
	$	$	$		$
Cost
Balance – December 31, 2024	4,350	1,912	267	268	6,797
Additions	399	27	—	160	586
Transfers	—	—	473	(473)	—
Dispositions	(238)	—	—	—	(238)
Effects of foreign exchange	347	142	48	45	582
Balance – June 30, 2025	4,858	2,081	788	—	7,727

Accumulated depreciation
Balance – December 31, 2024	3,113	1,607	74	—	4,794
Depreciation	390	161	17	—	568
Dispositions	(234)	—	—	—	(234)
Effects of foreign exchange	264	118	29	—	411
Balance – June 30, 2025	3,533	1,886	120	—	5,539

Carrying value
Balance – December 31, 2024	1,237	305	193	268	2,003
Balance – June 30, 2025	1,325	195	668	—	2,188

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2024	1,301	2,319	41	3,661
Effects of foreign exchange	164	62	6	232
Balance – June 30, 2025	1,465	2,381	47	3,893

Accumulated amortization
Balance – December 31, 2024	902	1,047	41	1,990
Amortization	115	234	—	349
Effects of foreign exchange	123	54	6	183
Balance – June 30, 2025	1,140	1,335	47	2,522

Carrying value
Balance – December 31, 2024	399	1,272	—	1,671
Balance – June 30, 2025	325	1,046	—	1,371

8	Goodwill

$
Balance – December 31, 2024	13,854
Effects of foreign exchange	657
Balance – June 30, 2025	14,511

9	Borrowings

Credit Facility

On May 8, 2025, the Company entered into a credit agreement with National Bank of Canada (“NBC”) providing for a $50,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature that allows for the expansion of the Facility by up to an aggregate maximum principal amount of $50,000. The accordion feature is available upon request by Docebo, subject to review and approval by the Lender. The Facility, which is secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations.

At the Company's election, amounts drawn on the Facility bear interest based on the Canadian prime rate, U.S. dollar base rate, the secured overnight financing rate ("SOFR"), or Canadian Overnight Repo Rate Average ("CORRA") plus an applicable margin, with interest payable monthly for Canadian prime rate and U.S. dollar base rate loans, at the end of each interest period for CORRA loans, and at the end of each interest period (and every three months if the interest period is longer than three months) for SOFR loans.

The undrawn portion of the Facility is subject to a standby fee whereby the rate may vary depending on the Company’s Net Debt to EBITDA Ratio (as defined in the credit agreement with NBC dated May 8, 2025). The Facility has a term of three years and will mature on May 8, 2028. The Facility includes certain covenants that

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at June 30, 2025, Docebo was in compliance with all such covenants.

As at June 30, 2025, no amounts were outstanding under the Facility.

Finance income for the three and six months ended June 30, 2025 and 2024 is comprised of:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Interest on acquisition related consideration	5	11	16	21
Interest on lease obligations	21	37	41	78
Interest income	(568)	(719)	(1,247)	(1,315)
	(542)	(671)	(1,190)	(1,216)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2024	30,255,955	253,295
Exercise of stock options	15,339	459
Issuance of common shares under employee share purchase plan	6,529	283
Release of restricted share units	32,101	1,315
Release of shares in escrow related to business combination (i)	8,728	330
Purchase of common shares held for cancellation (ii)	(1,529,256)	(11,967)
Balance – June 30, 2025	28,789,396	243,715

(i) Purchase consideration for the acquisition of Circles Collective Inc. (O/A PeerBoard) included the issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services. On April 3, 2025, 8,728 of the shares were released from escrow and recognized in share capital.

(ii) On May 6, 2024, the Company renewed its normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of the public float, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025.

On May 9, 2025, the Company renewed its NCIB to repurchase and cancel up to 1,481,659 of its common shares, representing 5% of the Company’s issued and outstanding shares as of May 6, 2025, over the 12-month period commencing on May 20, 2025, and ending no later than May 19, 2026.

The amounts paid in excess of the average book value of the common shares are charged to deficit. During the six months ended June 30, 2025, the Company repurchased a total of 1,529,256 common shares for cancellation at an average price of $28.52 (C$40.27) per common share for total cash consideration of $43,615 including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability, representing the maximum amount that the Company could be required to pay the designated broker under the ASPP, was recorded for $5,025 as at June 30, 2025. The offsetting amount to the liability has been recorded within deficit.

11	Share-based compensation

The Company has four components within its share-based compensation plan: stock options, DSUs, RSUs and shares issued pursuant to the ESPP.

Share-based compensation expense associated with each component is as follows for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Stock options	718	810	953	1,577
DSUs	246	247	483	515
RSUs	750	844	1,043	1,715
ESPP	19	22	43	48
	1,733	1,923	2,522	3,855

The following table presents share-based compensation expense by function for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Cost of revenue	150	57	164	150
General and administrative	1,096	1,292	1,595	2,417
Sales and marketing	73	381	154	836
Research and development	414	193	609	452
	1,733	1,923	2,522	3,855

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
The changes in the number of stock options during the six months ended June 30, 2025 and 2024 were as follows:

	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	827,642	34.11	825,091	28.37
Options granted	330,727	43.21	179,233	62.19
Options forfeited	(101,284)	53.90	(21,372)	57.92
Options exercised	(15,339)	27.83	(13,871)	27.03
Options expired	(9,444)	56.14	(895)	49.44

Options outstanding – June 30	1,032,302	34.98	968,186	33.98
Options exercisable – June 30	537,377	22.87	537,438	19.06

The weighted average fair value of share options granted during the six months ended June 30, 2025 and 2024 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2025	2024
	C$	C$
Weighted average stock price valuation	$43.21	$62.19
Weighted average exercise price	$43.21	$62.19
Risk-free interest rate	2.62%	3.64%
Expected life in years	4.5	4.5
Expected dividend yield	—%	—%
Volatility	52%	57%
Weighted average fair value of options issued	$19.55	$31.04

The following table is a summary of the Company’s stock options outstanding as at June 30, 2025:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	1.23	0.0001 - 1.09	234,120
8.86 - 11.06	18,500	5.72	8.86 - 11.06	18,500
15.79 - 16.00	87,401	4.27	15.79 - 16.00	87,401
26.43 - 60.00	619,670	4.46	26.43 - 60.00	169,088
60.01 - 95.12	72,611	3.75	60.01 - 95.12	28,268
	1,032,302	3.68		537,377

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at June 30, 2024:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	2.24	0.0001 - 1.09	235,320
8.86 - 11.06	23,985	6.49	8.86 - 11.06	21,242
15.79 - 16.00	170,877	5.27	15.79 - 16.00	131,309
26.43 - 60.00	419,313	5.22	26.43 - 60.00	132,568
60.01 - 95.12	118,691	4.27	60.01 -95.12	16,999
	968,186	4.42		537,438

DSUs

The following table presents information on the Company’s DSUs for the years presented:

#
DSUs – December 31, 2024	142,595
Granted (at C$43.29 - C$65.52 per unit)	1,759
DSUs - June 30, 2025	144,354

RSUs

The following table presents information on the Company’s RSUs for the years presented:

#
RSUs – December 31, 2024	171,644
Granted (at C$37.04 - C$45.13 per unit)	149,680
Released (at C$40.30 - $86.38 per unit)	(32,101)
Forfeited (at C$45.13 - $86.38 per unit)	(49,158)
RSUs - June 30, 2025	240,065

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)

12	Earnings per share

Basic and diluted net income per share for the three and six months ended June 30 are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income attributable to common shareholders	3,076	4,698	$4,550	$9,867

Basic weighted average number of common shares outstanding	29,559,316	30,350,110	29,909,311	30,334,858
Stock options	279,908	389,769	292,737	404,020
DSUs	143,318	117,254	142,955	116,703
RSUs	245,039	202,174	214,449	196,086
Diluted weighted average number of common shares outstanding	30,227,581	31,059,307	30,559,452	31,051,667

Basic earnings per common share	$0.10	$0.15	$0.15	$0.33
Diluted earnings per common share	$0.10	$0.15	$0.15	$0.32

For the three and six months ended June 30, 2025, there were 10,745 and 74,178 stock options, respectively (three and six months ended June 30, 2024 - 41,211 and 24,366 stock options, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Subscription revenue	57,066	49,821	111,249	97,711
Professional services	3,666	3,233	6,779	6,746
	60,732	53,054	118,028	104,457

14	Cost of revenue

The following table represents cost of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Employee salaries and benefits	4,928	4,900	10,050	9,860
Web hosting fees	1,769	1,612	3,716	3,072
Third party service fees	4,623	3,417	8,606	6,619
Other	264	328	607	632
	11,584	10,257	22,979	20,183

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)

15	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation, for the three and six months ended June 30, 2025 was $30,599 and $65,254, respectively (2024 - $27,979 and $56,559).
Employee compensation costs were included in the following expenses for the three and six months ended June 30, 2025 and 2024 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Cost of revenue	4,928	4,900	10,050	9,860
General and administrative	4,258	4,227	9,082	8,316
Sales and marketing	13,028	11,133	28,725	22,935
Research and development	8,385	7,719	17,397	15,448
	30,599	27,979	65,254	56,559

For the six months ended June 30, 2025, the Company incurred a total of $4,370 of employee severance related costs associated with a reduction in workforce. This resulted in additional employee compensation costs of $263 in cost of revenue, $223 in general and administrative, $2,694 in sales and marketing, and $1,190 in research and development.

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three and six months ended June 30, 2025 and 2024 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	1,230	688	2,438	1,478
Share-based compensation	1,025	666	1,087	1,709
	2,255	1,354	3,525	3,187

17	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2025
(expressed in thousands of US dollars, except share amounts)
The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

During the three and six months ended June 30, 2025, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
North America
Canada	3,438	3,333	6,528	6,721
United States	41,634	36,817	82,294	72,559
Rest of World	15,660	12,904	29,206	25,177
	60,732	53,054	118,028	104,457